EXHIBIT 10.3

CONTINUING GUARANTY

TO: WELLS FARGO BANK, NATIONAL ASSOCIATION

1.   GUARANTY; DEFINITIONS. In consideration of any credit or other financial accommodation heretofore, now or hereafter extended or made to **SOUTHERN FRAC, LLC**, a Texas limited liability company ("Company"), by **WELLS FARGO BANK, NATIONAL ASSOCIATION** (with its participants, successors and assigns, "Wells Fargo"), and for other valuable consideration, **GFN MANUFACTURING CORPORATION**, a Delaware corporation ("Guarantor"), jointly and severally unconditionally guarantees and promises to pay to Wells Fargo, or order, on demand in lawful money of the United States of America and in immediately available funds, any and all Indebtedness. The term "Indebtedness" is used in its most comprehensive sense and means any debts, obligations and liabilities of Company to Wells Fargo, whether incurred in the past, present or future, whether voluntary or involuntary, and however arising, and whether due or not due, absolute or contingent, liquidated or unliquidated, determined or undetermined, and including without limitation all obligations arising under any swap, derivative, foreign exchange, hedge, deposit, treasury management or similar transaction or arrangement however described or defined that Company may enter into at any time with Wells Fargo, whether or not Company may be liable individually or jointly with others, or whether recovery upon such Indebtedness may subsequently become unenforceable. This Guaranty is a guaranty of payment and not collection.

2.   MAXIMUM LIABILITY; SUCCESSIVE TRANSACTIONS; REVOCATION; OBLIGATION UNDER OTHER GUARANTIES. This is a continuing guaranty and all rights, powers and remedies hereunder shall apply to all past, present and future Indebtedness, including that arising under successive transactions which shall either continue the Indebtedness, increase or decrease it, or from time to time create new Indebtedness after all or any prior Indebtedness has been satisfied, and notwithstanding the death, incapacity, dissolution, liquidation or bankruptcy of Company or Guarantor or any other event or proceeding affecting either Company or Guarantor. This Guaranty shall not apply to any new Indebtedness created after actual receipt by Wells Fargo of written notice of Guarantor's revocation as to such new Indebtedness; provided however, that loans or advances made by Wells Fargo to Company after revocation under commitments existing prior to receipt by Wells Fargo of such revocation, and extensions, renewals or modifications, of any kind, of Indebtedness incurred by Company or committed by Wells Fargo prior to receipt by Wells Fargo of such notice of revocation, shall not be considered new Indebtedness. Any such notice must be sent to Wells Fargo by registered U.S. mail, postage prepaid, addressed to its office at 14241 Dallas Parkway, Suite 900, Dallas, Texas 75254, or at such other address as Wells Fargo shall from time to time designate. Any payment by Guarantor shall not reduce Guarantor's maximum obligation hereunder unless written notice to that effect is actually received by Wells Fargo at or prior to the time of such payment. The obligations of Guarantor under this Guaranty shall be in addition to any obligations of Guarantor under any other guaranties of any liabilities or obligations of Company or other persons that may be given to Wells Fargo at any time, unless the other guaranties are expressly modified or revoked in writing; and this Guaranty shall not, unless expressly provided for in this Guaranty, affect or invalidate any such other guaranties.

3.   OBLIGATIONS JOINT AND SEVERAL; SEPARATE ACTIONS; WAIVER OF STATUTE OF LIMITATIONS; REINSTATEMENT OF LIABILITY. The obligations of Guarantor under this Guaranty are joint and several and independent of the obligations of Company, and a separate action or actions may be brought and prosecuted against Guarantor, whether the action is brought against Company or other persons, or whether Company or other persons are joined in any such action or actions. Guarantor acknowledges that this Guaranty is absolute and unconditional, that there are no conditions precedent to the effectiveness of this Guaranty, and that this Guaranty is in full force and effect and binding on Guarantor as of the date written below, regardless of whether Wells Fargo obtains collateral or

any guaranties from others or takes any other action contemplated by Guarantor. Guarantor waives the benefit of any statute of limitations affecting the enforcement or Guarantor's liability under this Guaranty, and Guarantor agrees that any payment of any Indebtedness or other act which shall toll any applicable statute of limitations shall similarly toll the statute of limitations applicable to Guarantor's liability under this Guaranty. The liability of Guarantor hereunder shall be reinstated and revived and the rights of Wells Fargo shall continue if and to the extent for any reason any amount at any time paid on account of any Indebtedness guaranteed hereby is rescinded or must otherwise be restored by Wells Fargo, whether as a result of any proceedings in bankruptcy or reorganization or otherwise, all as though such amount had not been paid. The determination as to whether any amount so paid must be rescinded or restored shall be made by Wells Fargo in its sole discretion; provided however, that if Wells Fargo chooses to contest any such matter at the request of Guarantor, Guarantor agrees to indemnify and hold Wells Fargo harmless from and against all costs and expenses, including reasonable attorneys' fees, expended or incurred by Wells Fargo in connection therewith, including without limitation, in any litigation with respect thereto.

4.   AUTHORIZATIONS TO WELLS FARGO. Guarantor authorizes Wells Fargo either before or after revocation hereof, without notice to or demand on Guarantor, and without affecting Guarantor's liability hereunder, from time to time to: (a) alter, compromise, renew, extend, accelerate or otherwise change the time for payment of, or otherwise change the terms of the Indebtedness or any portion thereof, including increase or decrease of the rate of interest thereon; (b) take and hold security for the payment of this Guaranty or the Indebtedness or any portion thereof, and exchange, enforce, waive, subordinate or release any such security; (c) apply such security and direct the order or manner of sale thereof, including without limitation, a non-judicial sale permitted by the terms of the controlling security agreement, mortgage or deed of trust, as Wells Fargo in its discretion may determine; (d) release or substitute any one or more of the endorsers or any other guarantors of the Indebtedness, or any portion thereof, or any other party thereto; and (e) apply payments received by Wells Fargo from Company to any portion of the Indebtedness, in such order as Wells Fargo shall determine in its sole discretion, whether or not such Indebtedness is covered by this Guaranty, and Guarantor hereby waives any provision of law regarding application of payments which specifies otherwise. Wells Fargo may without notice assign this Guaranty in whole or in part. Upon Wells Fargo's request, Guarantor agrees to provide to Wells Fargo copies of Guarantor's financial statements.

5.   REPRESENTATIONS AND WARRANTIES. Guarantor represents and warrants to Wells Fargo that: (a) this Guaranty is executed at Company's request; (b) Guarantor shall not, without Wells Fargo's prior written consent, sell, lease, assign, encumber, hypothecate, transfer or otherwise dispose of all or a substantial or material part of Guarantor's assets other than in the ordinary course of Guarantor's business; (c) Wells Fargo has made no representation to Guarantor as to the creditworthiness of Company; and (d) Guarantor has established adequate means of obtaining from Company on a continuing basis financial and other information pertaining to Company's financial condition. Guarantor agrees to keep adequately informed of any facts, events or circumstances which might in any way affect Guarantor's liability under this Guaranty, and Guarantor further agrees that Wells Fargo shall have no obligation to disclose to Guarantor any information or material about Company which is acquired by Wells Fargo in any manner.

6.   GUARANTOR'S WAIVERS.

(a)   Guarantor waives any right to require Wells Fargo to: (i) proceed against Company or any other person; (ii) marshal assets or proceed against or exhaust any security granted by Company or any other person; (iii) give notice of the terms, time and place of any public or private sale or other disposition of personal property security granted by Company or any other person; (iv) take any other action or pursue any other remedy in Wells Fargo's power; or (v) make any presentment or demand for performance, or give any notice of nonperformance, protest, notice of protest or notice of dishonor hereunder or in connection with any obligations or evidences of indebtedness held by Wells Fargo as security for or which constitute in whole or in part the Indebtedness guaranteed hereunder, or in connection with the creation of new or additional Indebtedness.

(b)   Guarantor waives any defense to its obligations hereunder based upon or arising by reason of: (i) any disability or other defense of Company or any other person; (ii) the cessation or limitation from any cause whatsoever, other than payment in full, of the Indebtedness or the indebtedness of any other person; (iii) any lack of authority of any officer, director, partner, agent or any other person acting or purporting to act on behalf of Company, if it is a corporation, partnership or other type of entity, or any defect in the formation of Company; (iv) the application by Company of the proceeds of any Indebtedness for purposes other than the purposes represented by Company to, or intended or understood by, Wells Fargo or Guarantor; (v) any act or omission by Wells Fargo which directly or indirectly results in or aids the discharge of Company or any portion of the Indebtedness by operation of law or otherwise, or which in any way impairs or suspends any rights or remedies of Wells Fargo against Company; (vi) any impairment of the value of any interest in any security for the Indebtedness or any portion thereof, including without limitation, the failure to obtain or maintain perfection or recordation of any interest in any such security, the release of any such security without substitution, and/or the failure to preserve the value of, or to comply with applicable law in disposing of, any such security; (vii) any modification of the Indebtedness, in any form whatsoever, including any modification made after revocation hereof to any Indebtedness incurred prior to such revocation, and including without limitation the renewal, extension, acceleration or other change in time for payment of, or other change in the terms of, the Indebtedness or any portion thereof, including increase or decrease of the rate of interest thereon; or (viii) any requirement that Wells Fargo give any notice of acceptance of this Guaranty. Until all Indebtedness has been paid in full, Guarantor shall have no right of subrogation, and Guarantor waives any right to enforce any remedy which Wells Fargo now has or may hereafter have against Company or any other person, and waives any benefit of, or any right to participate in, any security now or hereafter held by Wells Fargo. Guarantor further waives all rights and defenses Guarantor may have arising out of (A) any election of remedies by Wells Fargo, even though that election of remedies, such as a non-judicial foreclosure with respect to any security for any portion of the Indebtedness, destroys Guarantor's rights of subrogation or Guarantor's rights to proceed against Company for reimbursement, or (B) any loss of rights Guarantor may suffer by reason of any rights, powers or remedies of Company in connection with any anti-deficiency laws or any other laws limiting, qualifying or discharging Company's Indebtedness, whether by operation of law or otherwise, including any rights Guarantor may have to a fair market value hearing to determine the size of a deficiency following any foreclosure sale or other disposition of any real property security for any portion of the Indebtedness.

7.   WELLS FARGO'S RIGHTS WITH RESPECT TO GUARANTOR'S PROPERTY IN ITS POSSESSION. In addition to all liens upon and rights of setoff against the monies, securities or other property of Guarantor given to Wells Fargo by law, Wells Fargo shall have a lien upon and a right of setoff against all monies, securities and other property of Guarantor now or hereafter in the possession of or on deposit with Wells Fargo, whether held in a general or special account or deposit or for safekeeping or otherwise, and every such lien and right of setoff may be exercised without demand upon or notice to Guarantor. No lien or right of setoff shall be deemed to have been waived by any act or conduct on the part of Wells Fargo, or by any neglect to exercise such right of setoff or to enforce such lien, or by any delay in so doing, and every right of setoff and lien shall continue in full force and effect until such right of setoff or lien is specifically waived or released by Wells Fargo in writing.

8.   SUBORDINATION. Any indebtedness of Company now or hereafter held by Guarantor is hereby subordinated to the Indebtedness. Such indebtedness of Company to Guarantor is assigned to Wells Fargo as security for this Guaranty and the Indebtedness and, if Wells Fargo requests, shall be collected and received by Guarantor as trustee for Wells Fargo and paid over to Wells Fargo on account

of the Indebtedness but without reducing or affecting in any manner the liability of Guarantor under the other provisions of this Guaranty. Any notes or other instruments now or hereafter evidencing such indebtedness of Company to Guarantor shall be marked with a legend that indicates that the notes or other instruments are subject to this Guaranty and, if Wells Fargo so requests, such notes and instruments shall be delivered to Wells Fargo. Wells Fargo is hereby authorized in the name of Guarantor from time to time to file financing statements and continuation statements and execute such other documents and take such other action as Wells Fargo deems necessary or appropriate to perfect, preserve and enforce its rights hereunder.

9. REMEDIES; NO WAIVER. All rights, powers and remedies of Wells Fargo hereunder are cumulative. No delay, failure or discontinuance of Wells Fargo in exercising any right, power or remedy hereunder shall affect or operate as a waiver of such right, power or remedy; nor shall any single or partial exercise of any such right, power or remedy preclude, waive or otherwise affect any other or further exercise thereof or the exercise of any other right, power or remedy. Any waiver, permit, consent or approval of any kind by Wells Fargo of any breach of this Guaranty, or any such waiver of any provisions or conditions hereof, must be in writing and shall be effective only to the extent set forth in writing.

10. COSTS, EXPENSES AND ATTORNEYS' FEES. Guarantor shall pay to Wells Fargo immediately upon demand the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys' fees (to include outside counsel fees and all allocated costs of Wells Fargo's in-house counsel), expended or incurred by Wells Fargo in connection with the enforcement of any of Wells Fargo's rights, powers or remedies and/or the collection of any amounts which become due to Wells Fargo under this Guaranty, and the prosecution or defense of any action in any way related to this Guaranty, whether incurred at the trial or appellate level, in an arbitration proceeding or otherwise, and including any of the foregoing incurred in connection with any bankruptcy proceeding (including without limitation, any adversary proceeding, contested matter or motion brought by Wells Fargo or any other person) relating to Guarantor or any other person or entity. All of the foregoing shall be paid by Guarantor with interest from the date of demand until paid in full at a rate per annum equal to the greater of ten percent (10%) or Wells Fargo's Prime Rate in effect from time to time.

11. SUCCESSORS; ASSIGNMENT. This Guaranty shall be binding upon and inure to the benefit of the heirs, executors, administrators, legal representatives, successors and assigns of the parties; provided however, that Guarantor may not assign or transfer any of its interests or rights hereunder without Wells Fargo's prior written consent. Guarantor acknowledges that Wells Fargo has the right to sell, assign, transfer, negotiate or grant participations in all or any part of, or any interest in, the Indebtedness and any obligations with respect thereto, including this Guaranty. In connection therewith, Wells Fargo may disclose all documents and information which Wells Fargo now has or hereafter acquires relating to Guarantor and/or this Guaranty, whether furnished by Company, Guarantor or otherwise. Guarantor further agrees that Wells Fargo may disclose such documents and information to Company.

12. AMENDMENT. This Guaranty may be amended or modified only in writing signed by Wells Fargo and Guarantor.

13. APPLICATION OF SINGULAR AND PLURAL. In all cases where there is more than one Company named in this instrument, then the term "Company" shall be deemed to have been used in the plural where context and construction so require; and when this Guaranty is executed by more than one Guarantor, the word "Guarantor" shall mean all or any one or more of them as the context requires.

14. UNDERSTANDING WITH RESPECT TO WAIVERS; SEVERABILITY OF PROVISIONS. Guarantor warrants and agrees that each of the waivers set forth herein is made with

Guarantor's full knowledge of its significance and consequences, and that under the circumstances, the waivers are reasonable and not contrary to public policy or law. If any waiver or other provision of this Guaranty shall be held to be prohibited by or invalid under applicable public policy or law, such waiver or other provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such waiver or other provision or any remaining provisions of this Guaranty.

15.   GOVERNING LAW. This Guaranty shall be governed by and construed in accordance with the laws of the State of Texas.

16.   WAIVER OF JURY TRIAL. GUARANTOR IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF, BASED ON OR PERTAINING TO THIS GUARANTY.

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IN WITNESS WHEREOF, the undersigned Guarantor has executed this Guaranty as of October 1, 2012.

GFN MANUFACTURING CORPORATION

By: /s/ Christopher A. Wilson
Name: Christopher A. Wilson
Title: Secretary